06015061

Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5460-3972
Fax:81-3-5460-3974
Email: irdesk@jal.com

SEC MAIL RECEIVED PROCESSING
JUL 10 2006
WASH. D.C. 213 SECTION

June 28, 2006

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Japan Airlines System Corp.

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. Resolution Notice of the Fourth Annual General Meeting of Shareholders

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Yours sincerely,

Fumitake Tsukamoto

F. Tsukamoto

Director,
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
fumitake.tsukamoto@jal.com

Katsumasa Tomizawa

Katsumasa Tomizawa

Director,
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

Dlw 7/11

June 28, 2006

To our shareholders

Japan Airlines Corporation

4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

Haruka Nishimatsu, Representative and President

Notice of the Fourth Annual General Meeting of Shareholders

This is to inform you of items reported and resolutions approved, as detailed below, at the Fourth Annual General Meeting of Shareholders of Japan Airlines Corporation, held this day.

Reporting Items

1. Business report, consolidated balance sheet and consolidated statement of operations, and reports on the consolidated financial statements by the external corporate auditors and the board of corporate auditors for the fourth term (from April 1, 2005 to March 31, 2006)
2. Balance sheet and statement of operations for the fourth term (April 1, 2005 to March 31, 2006)

This report deals with items 1. and 2. above

RESOLUTIONS

1. Approval of proposal for appropriation of loss in the fourth term

The proposal was approved as originally presented.

Management regrets to announce the suspension of the dividend for the term under review.

2. Partial Revision of Articles of Incorporation

The proposal was approved as originally presented.

The following changes were made.

(1) Following the approval of the use of electronic media for corporate notices, we decided to shift from publication in the Nihon Keizai Shimbun to electronic media, and made the necessary amendments to the Articles

of Incorporation. In cases where electronic reporting is not possible due to unalterable circumstances, we will continue to use Nihon Keizai Shimbun's Tokyo-area editions.

(2) In line with the enactment on May 1, 2006 of the Corporation Law (No. 86, 2005) we have amended our Articles of Incorporation as follows.

1. Following approval (by law) of Internet disclosure of some corporate reference materials for the Annual General Meeting of Shareholders, to enable fuller disclosure, we have added the necessary enabling provisions to the Articles of Incorporation.

2. Following approval (by law) of use of both written documents and magnetic media to record resolutions to speed up the functioning of the Board of Directors, we have added the necessary enabling provisions to the Articles of Incorporation.

3. Following approval (by law) of conclusion of a liability-defining contract with external corporate auditors, enabling them to better fulfill the roles expected of them, we have added the necessary enabling provisions to the Articles of Incorporation.

4. With regard to items believed to be affected by the Corporation Law, we have added the necessary enabling provisions, and made the necessary changes and adjustments to wording, etc, in the Articles of Incorporation following enactment of the law relating to legal adjustments accompanying enactment of the Corporation Law (No. 87, 2005)

5. In line with the enactment of the Corporation Law, in addition to the above, we have made all necessary amendments to quoted clauses and terminology/expressions, made changes to provisions regarding the categorization of stock, clarified the number of proxies able to exercise voting rights at the Annual General Meeting of Shareholders, and changed the number of clauses.

(3) We have taken measures to increase the speed of decision-making and of transmission of information by integrating the Board of Directors of Japan Airlines Corporation, the holding Company of JAL Group, and the operating companies (Japan Airlines International and Japan Airlines

Domestic), with all directors of the holding company simultaneously serving as directors of both operating companies. In line with this measure, we have made the necessary enabling amendments to the Articles of Incorporation for increasing the maximum number of members of the Board of Directors from the current 15 to 20, and for simplifying the duties of the directors.

3. Appointment of 18 Directors

The following 18 new directors have been appointed, and have begun their duties, in line with the original proposal

(Reappointed)

Toshiyuki Shinmachi
Haruka Nishimatsu
Fumio Tsuchiya
Shunji Kono
Ken Moroi
Shinobe Shimizu

(New appointments)
Kiyoshi Kishida
Katsuyuki Arai
Katsuhiko Nawano
Hisaichi Endo
Shoji Fukai
Yutaka Yoshino
Osamu Sasahara
Kimio Hiroike
Annaka Toshio
Masato Uehara
Tetsuya Takenaka
Teruo Harafuji

Shunji Kono, Ken Moroi, and Shinobu Shimizu are external directors.

4. Appointment of Two Corporate Auditors

Two corporate auditors have been appointed, and have begun their duties, in line with the original proposal.

Teruhisa Ishizawa
Masashi Matsuda

Masashi Matsuda is an external corporate auditor

[Concerning appointment of representative directors, etc.]

At the Board of Directors meeting held after the Annual General Meeting of Shareholders, the following representative directors and directors with executive functions were appointed, and have begun their duties.

Toshiyuki Shinmachi, Chairman
Haruka Nishimatsu, Representative and President
Kiyoshi Kishida, Executive Senior Managing Director
Katsuyuki Arai, Managing Director
Katsuhiko Nawano, Managing Director
Fumio Tsuchiya, Managing Director

At the meeting of the Board of Auditors held after the Annual General Meeting of Shareholders, Yasunaka Furukawa was appointed standing corporate auditor.